UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For December 2019

Commission File No. 001-33176

Fuwei Films (Holdings) Co., Ltd.

No. 387 Dongming Road
Weifang Shandong
People’s Republic of China, Postal Code: 261061

(ADDRESS OF PRINCIPAL EXECUTIVE OFFICES.)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐     No ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___

On December 17, 2019, Fuwei Films (Holdings) Co., Ltd., a company incorporated in the Cayman Islands (the “Company”) announced the results of its Annual General Meeting of Shareholders (the "Meeting"), which was held on December 17, 2019 at 9:30 a.m. (Beijing Time) at Fuwei Films (Shandong) Co., Ltd., No. 387 Dongming Road, Weifang, Shandong, China. Holders of 69.01% of the Company's outstanding ordinary shares, as of the record date, November 12, 2019, were present in person or represented by proxy at the Meeting and approved the re-election of Mr. Tee Chuang Khoo as a director, ratified the appointment of KSP Group, Inc. as the Company's independent registered public accounting firm for the fiscal year ended December 31, 2019, and approved an amendment to the Company’s memorandum of association and adoption of second amended and restated memorandum of association to reflect the previously-effected share consolidation approved at the extraordinary general meeting held on December 5, 2016.

A copy of the press release is attached as exhibit 99.1 and incorporated herein by reference.

The information in this Report, including the exhibit, shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that Section. It shall not be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, except as shall be expressly set forth by specific reference in such a filing.

Exhibits

99.1	Press Release dated December 17, 2019.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Fuwei Films (Holdings) Co., Ltd.

By:	/s/ Zengyong Wang
Name: Zengyong Wang
Title: Chairman, Chief Executive Officer

Dated: December 17, 2019